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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ____)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FLUID MEDIA NETWORKS, INC.
                           (formerly Freedom 20, Inc.)
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                              THE SOURLIS LAW FIRM
                            VIRGINIA K. SOURLIS, ESQ.
                                 2 BRIDGE AVENUE
                               RED BANK, NJ 07701
                                  732-530-9007
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 14, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. None
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Michael D. Raeford, Jr.

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)..................................................................
          (b)..................................................................

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     3.   SEC Use Only .

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     4.   Source of Funds (See Instructions) (See item 3).................... PF

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
          N/A

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     6.   Citizenship or Place of Organization ................... United States

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               7.  Sole Voting Power .............. 349,019 (See Items 3 and 5)
Number of
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power ........... 0
Owned by
Each           -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power.......... 349,019 (See Items 3 and 5)
Person With
               -----------------------------------------------------------------
               10.  Shared Dispositive Power ...... 0

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      11.  Aggregate Amount Beneficially Owned by Each Reporting Person ...3.77%

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) ......N/A..

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     13.  Percent of Class Represented by Amount in Row (11) ..............3.77%

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     14.  Type of Reporting Person (See Instructions) ....................... IN

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                                EXPLANATORY NOTE

         This Schedule 13D is being filed by the Reporting Person to report his beneficial ownership of the Common Stock of Fluid Media Networks, Inc. on February 14, 2007 and the date hereof. On February 14, 2007, the Reporting Person beneficially held 338,768 shares of Common Stock of the Issuer, which represented approximately 5.36% of the Common Stock of the Issuer then issued and outstanding. As of the date hereof, the Reporting Person beneficially owns an aggregate of 349,019 shares of Common Stock of the Issuer which represents approximately 3.77% of the Common Stock of the Issuer issued and outstanding.

         The Reporting Person currently beneficially owns less than 5% of the Common Stock of the Issuer.

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Fluid Media Networks, Inc., a Delaware corporation (formerly Freedom 20, Inc.), whose principal executive offices are located at 5813-A Uplander Way, Culver City, California 90230 (the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND.

         (a) The name of the reporting person is Michael D. Raeford, Jr. (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o Fluid Media Networks, Inc. 5813-A Uplander Way, Culver City, California 90230.

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         The Reporting Person is the Chief Metrics Officer of the Issuer. The address of the Issuer is listed in Item 1.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

         None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

         None.

         (f) Citizenship:

         The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         For services rendered and as part of Mr. Raeford's incentive compensation package, the Issuer granted Mr. Raeford, Jr. the following options:
(i) a fully-vested option, dated January 1, 2006, to purchase 169,668 shares of the Issuer's Common Stock for $0.26 per share, (ii) an option, dated July 1, 2006, to purchase 72,000 shares of the Issuer's Common Stock for $0.30 per share, that vests in equal monthly installments (3,000 shares), over two years, and (iii) an option, dated February 6, 2007, to purchase 20,000 shares of the Issuer's Common Stock for $0.30 per share, that vests in equal monthly installments (417 shares) over a four year period. Unexercised options expire after ten years.

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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)      Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number and percentage of the class of securities beneficially owned:

         On February 14, 2007, the Reporting Person beneficially held 338,768 shares of Common Stock of the Issuer, consisting of (i) 141,266 shares of Common Stock; (ii) 169,668 shares of Common Stock issuable upon the exercise of vested options granted on January 1, 2006 at an exercise price of $0.26 per share;
(iii) 27,000 shares of Common Stock issuable upon the exercise of options granted on July 1, 2006 at an exercise price of $0.30 per share exercisable within 60 days from February 14, 2007; and (iv) 834 shares of Common Stock issuable upon the exercise of options granted on February 6, 2007 at an exercise price of $0.30 per share exercisable within 60 days from February 14, 2007. It excluded shares of Common Stock underlying options that were not exercisable within 60 days from February 14, 2007, including: (i) 45,000 shares of Common Stock issuable upon the exercise of options granted on July 1, 2006, at an exercise price of $0.30 per share and (ii) 19,166 shares of Common Stock issuable upon the exercise of options granted on February 6, 2007, at an exercise price of $0.30 per share. Options that were granted on July 1, 2006 vest in equal monthly installments (3,000 shares) month until June 2008. Options that were granted on February 6, 2007 vest in equal monthly installments (417 shares) over a four year period. Unexercised options expire after ten years.

         On February 14, 2007, the Reporting Person's beneficial ownership of 338,768 shares of Common Stock of the Issuer represented approximately 5.36% of the Common Stock of the Issuer based on 6,125,816 shares of Common Stock of the Issuer issued and outstanding on February 14, 2007 plus shares of Common Stock issuable upon the exercise of options held by the Reporting Person which were exercisable within 60 days from February 14, 2007.

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         As the date hereof, the Reporting Person beneficially owns an aggregate of 349,019 shares of Common Stock of the Issuer. Includes (i) 141,266 shares of Common Stock; (ii) 169,668 shares of Common Stock issuable upon the exercise of vested options granted on January 1, 2006 at an exercise price of $0.26 per share; (iii) 36,000 shares of Common Stock issuable upon the exercise of options granted on July 1, 2006 at an exercise price of $0.30 per share exercisable within 60 days from the date hereof; and (iv) 2,085 shares of Common Stock issuable upon the exercise of options granted on February 6, 2007 at an exercise price of $0.30 per share exercisable within 60 days from the date hereof. Excludes shares of Common Stock underlying options that are not exercisable within 60 days from the date hereof, including: (i) 36,000 shares of Common
Stock issuable upon the exercise of options granted on July 1, 2006, at an exercise price of $0.30 per share and (ii) 17,915 shares of Common Stock issuable upon the exercise of options granted on February 6, 2007, at an exercise price of $0.30 per share. Options that were granted on July 1, 2006 vest in equal monthly installments (3,000 shares) month until June 2008. Options that were granted on February 6, 2007 vest in equal monthly installments (417 shares) over a four year period. Unexercised options expire after ten years.

         The Reporting Person's beneficial ownership of 349,019 shares of Common Stock of the Issuer represents approximately 3.77% of the Issuer's Common Stock, based on 9,057,190 shares of Common Stock of the Issuer issued and outstanding on May 22, 2007 plus shares of Common Stock issuable upon the exercise of options exercisable within 60 days from May 22, 2007.

         (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

             Sole power to vote or to direct the vote:                   349,019
             Shared power to vote or to direct the vote:                       0
             Sole power to dispose or to direct the disposition:         349,019
             Shared power to dispose or to direct the disposition:             0

         (c) Transactions in the securities effected during the past sixty days:

         None


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

         N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2007
                                             By: /s/ MICHAEL D. RAEFORD, JR.
                                                 -------------------------------
                                             Michael D. Raeford, Jr.










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